Exhibit 99.1

Daqo New Energy Provides Preliminary Estimates of Revenue and Net Profit for Its Subsidiary and Updates Guidance for 2020

Shanghai, China—January 26, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, announced that its subsidiary Xinjiang Daqo New Energy (“Xinjiang Daqo”) had provided estimates of its revenue and net profit in 2020 to the Shanghai Stock Exchange upon its request during the process of Xinjiang Daqo’s application for an initial public offering (“IPO”) on the Shanghai Stock Exchange's Sci-Tech innovation board.

Xinjiang Daqo estimates that under PRC GAAP its revenue in 2020 would be in the range of RMB4.5~4.7 billion and its net profit attributable to Xinjiang Daqo’s shareholders in 2020 would be in the range of RMB0.95~1.05 billion. The financial estimates were prepared based on Xinjiang Daqo’s audited consolidated results for the nine months ended September 30, 2020 and Xinjiang Daqo’s estimates of its consolidated results for the fourth quarter of 2020 in accordance with PRC GAAP.

Daqo New Energy currently beneficially owns 95.6% of Xinjiang Daqo and a majority of the Company's revenue and net income are contributed by Xinjiang Daqo. The financial estimates described in this press release were prepared solely for Xinjiang Daqo in RMB in accordance with PRC GAAP and subject to change upon completion of Xinjiang Daqo's internal financial closing and reporting process, which are different from the Company's consolidated financial results in U.S. dollars under U.S. GAAP for the year ended December 31, 2020.

The financial estimates described in this press release are based solely on the information currently available to Xinjiang Daqo’s management. Its actual results could vary materially from these preliminary estimates. As a result, investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided. These preliminary revenue and net profit estimates should not be viewed as a substitute for full financial statements of Xinjiang Daqo prepared in accordance with PRC GAAP. In addition, these preliminary estimates are not necessarily indicative of the results to be achieved by Xinjiang Daqo in any future period.

The Company also takes this opportunity to update its guidance for 2020 as follows. The Company expects the production volume in Q4 2020 and the full year of 2020 to be in the range of 20,500~21,000 MT and 76,700~77,200 MT, respectively. Sales volume for Q4 2020 and the full year of 2020 are expected to be in the range of 23,000~23,200 MT and 74,700~74,900 MT, respectively.

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About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit http://www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2020, Daqo New Energy’s strategic and operational plans and Xinjiang Daqo’s IPO plan, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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